EXHIBIT 9

Consent of Ronald G. Simpson and Geosim Services Inc.

I, Ronald G. Simpson, on my own behalf and on behalf of Geosim Services Inc., hereby consent to the use of my name in connection with the following reports and documents, which are being filed as exhibits to and incorporated by reference into the annual report on Form 40-F of Viceroy Exploration Ltd. (the “Company") being filed with the United States Securities and Exchange Commission and any document in which the annual report or Form. 40-F may be incorporated by reference into and filed with the United States Securities and Exchange Commission:

1.	The annual information form dated March 21, 2006 for the fiscal year ended December 31, 2005, which includes reference to my name in connection with information relating to the Argentine Properties.

Dated at Vancouver, British Columbia, this 27th day of March, 2006.

”Ronald G. Simpson”
Ronald G. Simpson,
on my own behalf and on behalf of Geosim Services Inc.